Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the ProLogis 401(k) Savings Plan and Trust:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-31421) of ProLogis of our report dated June 17, 2005 with respect to the statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the ProLogis 401(k) Savings Plan and Trust.

KPMG LLP

Denver, Colorado
June 28, 2005